Exhibit 8

SHARE LOAN AGREEMENT
(Contrat de prêt de consommation d’actions)

     BETWEEN THE UNDERSIGNED:

     DENTSU INC., a company organized under the laws of Japan with its principal office at 1-8-1, Higashi-shimbashi Minato-Ku, Tokyo 105-7001 Japan, duly represented by Mr. Yutaka Narita

(the “Lender”),
ON THE ONE HAND,

AND

     Mr. Fumio Oshima, residing 2-2-60, Shinjuku, Zushi-shi, Kanagawa 249-0007, Japan

(the “Borrower”),
ON THE OTHER HAND.

WHEREAS:

ARTICLE 1 — Loan

     The Lender hereby lends to the Borrower, pursuant to Articles 1892 et seq. of the French Civil Code, 200 shares with a par value of (0.40) euro each (the “Borrowed Shares”), which it owns in the capital stock of Publicis Groupe SA, a société anonyme, with a Directorate and a Supervisory Board and a share capital of euro 196.031.849, having its registered office at 133, avenue des Champs Elysées, 75008 Paris, France, and registered with the Registry of Commerce of Paris under No. 542 080 601 (the “Company”).

ARTICLE 2 — Transfer of Title

     Pursuant to Article 1893 of the French Civil Code, the Borrower shall, following the loan hereunder, hold full title to the Borrowed Shares.

     Accordingly, the Borrower shall be entitled to exercise all rights attached to the Borrowed Shares, including, but not limited to, the right to vote, the preferential right to subscribe to shares or to receive free shares.

     Any dividends paid on the Borrowed Shares during the term of this loan shall also accrue to the Borrower, who shall receive such dividends upon payment thereof.

     The Borrower shall, at his discretion and without any obligation to notify the Lender, have full power and authority to use and dispose of such shares, subject to the right of the Lender to, upon expiration of the term of this loan, receive the same number of shares having the same par value, free and clear of any pledge, privilege, lien or other right.

     The Borrower shall be the registered holder of the Borrowed Shares and shall cause the Borrowed Shares to be inscribed and remain inscribed in the share registers of the Company in pure registered form (nominatif pur) during the term of this loan.

ARTICLE 3 — Term

     This loan agreement is entered into for a period expiring upon the termination, for any reason, of the Borrower’s position as a member of the Supervisory Board of the Company.

     Pursuant to Article 1899 of the French Civil Code, the Lender may not request that the Borrowed Shares be returned before the expiration of the term set forth above.

ARTICLE 4 — Return

     Pursuant to Article 1902 of the French Civil Code, the Borrower agrees to return to the Lender, upon expiration of the term hereof, the Borrowed Shares or an equal number of shares of the Company, free and clear of any pledge, privilege, lien or other right, together with all ancillary securities or rights that may have accrued with respect to such Borrowed Shares since the Borrowed Shares were lent.

     Accordingly, upon proof of the expiration of the term hereunder as defined in Article 3 above, the holder of the share transfer register and shareholders accounts of the Company shall record, as of the date of such expiration, the transfer of these shares to the Lender pursuant to the provisions of the first paragraph of Article 4 hereof, without any action on the part of the Borrower. As of such expiration date, the Lender shall have received full payment for the loan hereunder.

Executed in Tokyo, Japan, On December 20, 2002

In duplicate

DENTSU INC.

By:	/s/ Yutaka Narita	By:	/s/ Fumio Oshima

	Name: Yutaka Narita Title: Chairman and CEO		Name: Fumio Oshima